BANCA POPOLARE DI LODI
LA PRIMA BANCA POPOLARE SORTA IN ITALIA

03 SEP 22 AM 7:21

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza 450 Fifth Street
Washington DC 20549

Ns. Rif. Direzione di Gruppo
Affari Societari GFM/fg

Data September 16th , 2003

File n.°: 82-4855

03032140

SUPPL

Oggetto: **Press releases - Approval of Group Reorganisation Plan; Extraordinary and Ordinary Shareholders' Meeting**

herewith enclosed, we send you the press release concerning **Banca Popolare di Lodi's Group Reorganisation Plan** and **Extraordinary and Ordinary Shareholders' Meeting**, both italian versions and english translations.

Yours faithfully,

BANCA POPOLARE DI LODI
DIREZIONE DI GRUPPO
AFFARI SOCIETARI

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

File n.°: 82-4855

Press release - Lodi, 12 September 2003

Completion of the Group reorganisation plan approved

The plan that will lead to the creation of a new listed company entitled RETI BANCARIE S.p.A. has been given the go-ahead.

Bipielle Investimenti and Reti Bancarie S.p.A. (formerly Bipielle Retail)

Two listed holding companies to service future strategic alliances

On 12 September 2003 the Board of Directors of the Parent Bank, Banca Popolare di Lodi, and, for matters specifically concerning them, the Boards of Directors of Bipielle Investimenti and Banco di Chiavari e della Riviera Ligure approved a corporate reorganisation and Group restructuring plan to boost even further the efficiency, competitiveness and profitability of the BPL Group.
The new plan is a natural and coherent evolution of the reorganisation that in 2002 led to the incorporation of ***Bipielle Retail*** and ***Bipielle Investimenti***, both subsidiaries of the Parent Bank, Banca Popolare di Lodi, called upon to supervise the activities of the network banks and of the product companies.
The reorganisation project as approved will permit BPL to improve its corporate governance mechanisms, standardise its operational processes and control systems, increase its openness towards the market and optimise its risk management methods.
Reaching these objectives will also boost Group earnings, confirming and improving on the results already achieved in the first six months of 2003.

This operation follows on the resolution passed by the Board of Directors regarding Banca Popolare di Lodi's absorption of Banca Popolare del Trentino, Banca Bipielle Adriatico and Bipielle Partecipazioni, and the aggregation of Banca Popolare di Cremona. This project, which is designed to shorten the Group's chain of control, will consist of the following steps:

- concentration in **Banca Popolare di Lodi** (**a**) of Banco di Chiavari (maintaining the brand name and its territorial roots), (**b**) the branch network of Banca Popolare del Trentino and Banca Bipielle Adriatico, (**c**) the on-line activities of Banca Bipielle.Net, maintaining its brand name; and (**d**) B2Bipielle and Bipielle Santander Sim;
- reorganisation of **Bipielle Investimenti** and some of its subsidiaries;
- concentration of all of the network banks' activities in **Banco di Chiavari e della Riviera Ligure** - a listed company that on completion of the operations explained here will change its name to **Reti Bancarie S.p.A.** In the retail sector, **Cassa di Risparmio di Lucca** will take on the role of the Group's banking investment holding company in the Tuscany area.

This project will consist of a series of extraordinary operations that ought to be completed, as far as possible, by the end of this year.

The **concentrations in Banca Popolare di Lodi** will be carried out as follows:

- purchase of the 87.22% interest in Banco di Chiavari held by Bipielle Retail, purchase of the 35% of B2Bipielle held by e.Biscom, and of the 50% of Bipielle Santander Sim held by Banco Santander. Negotiations are in progress with regard to the last two acquisitions;
- spin-off of Banco di Chiavari's banking operations and their transfer to Banca Popolare di Lodi, involving an increase in Banca Popolare di Lodi's share capital and the assignment of newly issued Banca Popolare di Lodi shares to Banco di Chiavari's minority shareholders at a ratio of 0.62 Banca Popolare di Lodi shares for every 1 Banco di Chiavari share;
- spin-off of the assets consisting of all of the equity investments in Efibanca, Banca Bipielle.Net, B2Bipielle and Bipielle Santander Sim held by the Group through Bipielle Investimenti and their transfer to Banca Popolare di Lodi, involving an increase in Banca Popolare di Lodi's share capital and the assignment of Banca Popolare di Lodi shares to Bipielle Investimenti's minority shareholders at a ratio of 0.0938 Banca Popolare di Lodi shares for every 1 Bipielle Investimenti share;

- spin-off of the network of financial advisors and its banking relationships, as well as Banca Bipielle.Net's investment in Bipielle Previdenza, to a new company **(Newco Bipielle.Net),** maintaining the brand name and focusing the core business in two areas: on-line banking and managing the network of financial advisors; the spin-off involves both the advisory network and the majority interest in Bipielle Previdenza, given the synergies that exist between the sales network and the Group's brokerage activity;
- spin-off of Efibanca's core business into a new company **(Newco Efibanca)**, maintaining its brand name and focusing its activity in merchant banking and medium/long-term lending.
- absorption by Banca Popolare di Lodi of Banca Bipielle.Net, Efibanca, B2Bipielle and Bipielle Santander Sim, involving an increase in Banca Popolare di Lodi's share capital and the assignment of newly issued Banca Popolare di Lodi to the minority shareholders of Banca Bipielle.Net and Efibanca at a ratio of 2.02 Banca Popolare di Lodi shares for every 1 Efibanca share and 0.17 Banca Popolare di Lodi shares for every 1 Bipielle.Net share;

The **concentrations in Bipielle Investimenti** will be carried out as follows:

- transfer from Banca Popolare di Lodi to Bipielle Investimenti of its interests in Newco Efibanca, Newco Bipielle.Net, Bipielle Fondicri SGR, and Italfortune International Advisor with an increase in Bipielle Investimenti's share capital in favour of Banca Popolare di Lodi, excluding option rights;
- spin-off of Bipielle Ducato's business (consumer credit) to a newly constituted dedicated company, subsequently merging Bipielle Ducato with Bipielle Investimenti.

The **concentrations in Banco di Chiavari e della Riviera Ligure** will be carried out as follows:

- spin-off and transfer of Bipielle Investimenti's 34.45% investment in Bipielle Retail to Banco di Chiavari e della Riviera Ligure with an increase in Banco di Chiavari's share capital and assignment to Bipielle Investimenti's shareholders of newly issued Banco di Chiavari shares at a ratio of 0.0174 Banco di Chiavari e della Riviera Ligure shares for every 1 Bipielle Investimenti share;
- spin-off of Banca Popolare di Lodi's 58.07% investment in Bipielle Retail to Banco di Chiavari with an increase in Banco di Chiavari's share capital in favour of Banca Popolare di Lodi, excluding option rights;
- spin-off of Banca Popolare di Crema's banking operations to a newly constituted company, subsequently merging it with Bipielle Retail, at the same time that Bipielle Retail is merged with Banco di Chiavari;
- merger with Cassa di Risparmio di Lucca of Cassa di Risparmio di Pisa and Cassa di Risparmi di Livorno, with an increase in Cassa di Risparmio di Lucca's share capital by issuing new shares to be assigned to the shareholders of the companies' merged. Subsequently, Cassa di Risparmio di Lucca will spin off the banking operations of Cassa di Risparmi di Livorno and Cassa di Risparmio di Pisa into newly constituted companies (Newco Pisa – Newco Livorno), bearing in mind the terms of the agreements previously reached with the Fondazioni of the Tuscan savings banks;
- attribution to the minority shareholders of Cassa di Risparmio di Pisa and Cassa di Risparmi di Livorno of option rights to exchange their shares in Cassa di Risparmio di Lucca into those of their respective Newcos;
- merger with Banco di Chiavari e della Riviera Ligure of Bipielle Retail and Banca Popolare di Crema with an increase in Banco di Chiavari's share capital and assignment to Bipielle Retail and Banca Popolare di Crema's minority shareholders of newly issued Banco di Chiavari e della Riviera Ligure shares;
- spin-off of the property assets of the former Banco di Chiavari to Bipielle Real Estate and subsequent transfer of the corresponding equity investment to Bipielle Investimenti.

From an operational point of view, this project will enable the BPL Group to continue its organisational and corporate rationalisation plans, which are designed to increase the synergies between the various Group structures and focus the mission of the product companies, improving their operating, organisational and distribution efficiency, while accentuating policies of cross-selling between the product companies and the distribution network.
Once this project is completed by means of these various concentrations and reorganisations, the sub-holding company of the retail sector, which will take on the name of **Reti Bancarie S.p.A.** (formerly Banco di Chiavari e della Riviera Ligure), will be a listed company, in the same way that Bipielle Investimenti S.p.A. is the listed sub-holding company for the product companies.

File n.°: 82-4855

The various operations involved in this project will be submitted for approval by the Authorities concerned, and will as far as possible be implemented from 1 January 2004.

The project was prepared with the assistance of Lazard, acting as advisor, and with the help of Prof. Ruozi for the extraordinary operations involving Bipielle Investimenti. Once completed, the project will give the BPL an entirely new structure.

Lodi, 12 September 2003

File n.°: 82-4855

Comunicato stampa - Lodi, 12 settembre 2003

Approvato il completamento del progetto di riorganizzazione di Gruppo

Al via il piano che porterà alla nascita di una nuova realtà quotata denominata RETI BANCARIE S.p.A.

Bipielle Investimenti e Reti Bancarie S.p.A. *(ex Bipielle Retail)*

Due holding quotate al servizio di future alleanze strategiche

Il Consiglio di Amministrazione della Capogruppo Banca Popolare di Lodi e, per i rispettivi ambiti di competenza, i Consigli d'amministrazione di Bipielle Investimenti e del Banco di Chiavari e della Riviera Ligure hanno approvato in data 12 settembre 2003 un progetto di riorganizzazione aziendale e riassetto societario diretto ad accrescere ulteriormente l'efficienza, la competitività e la redditività del Gruppo.
Il nuovo piano rappresenta una naturale e coerente evoluzione della riorganizzazione che ha portato nel 2002 alla costituzione di ***Bipielle Retail*** e ***Bipielle Investimenti***, società controllate dalla Capogruppo Banca Popolare di Lodi, chiamate a sovraintendere l'attività delle banche-rete e delle società prodotto.
Il progetto di ristrutturazione approvato consentirà di migliorare i meccanismi di corporate governance, di uniformare i processi operativi e i sistemi di controllo, di aumentare la trasparenza verso il mercato e di perfezionare i metodi di gestione dei rischi.
Il raggiungimento di questi obiettivi produrrà un aumento della redditività del Gruppo confermando e migliorando i risultati già acquisiti nei primi sei mesi del 2003.

L'operazione fa seguito a quanto già deliberato dal Consiglio di Amministrazione relativamente alla fusione per incorporazione nella Banca Popolare di Lodi della Banca Popolare del Trentino, della Banca Bipielle Adriatico e di Bipielle Partecipazioni e al piano di aggregazione della Banca Popolare di Cremona. Il progetto porterà a un accorciamento della catena di controllo del Gruppo e si articolerà attraverso:

- la concentrazione nella **Banca Popolare di Lodi** (**a**) della azienda bancaria del Banco di Chiavari (mantenendone il marchio e il radicamento sul territorio di riferimento), (**b**) della rete di sportelli della Banca Popolare del Trentino e della Banca Bipielle Adriatico, (**c**) dell'attività online di Banca Bipielle.Net mantenendone il marchio; (**d**) di B2Bipielle e Bipielle Santander Sim;
- la riorganizzazione societaria di **Bipielle Investimenti** e di alcune società controllate dalla stessa;
- la concentrazione nel **Banco di Chiavari e della Riviera Ligure** - società quotata che ad esito delle operazioni descritte assumerà la denominazione di **Reti Bancarie S.p.A.** - di tutta l'attività delle banche rete. Nell'ambito di tale settore retail, la **Cassa di Risparmio di Lucca** assumerà il ruolo di holding delle partecipazioni bancarie del Gruppo nell'area Toscana.

Il progetto si perfezionerà attraverso una serie di operazioni straordinarie da realizzarsi, per quanto possibile, entro la fine dell'anno.

Le **concentrazioni nella Banca Popolare di Lodi** verranno realizzate attraverso:

- acquisto della partecipazione Banco di Chiavari (pari all'87,22% del capitale) detenuta da Bipielle Retail, acquisto del 35% di B2Bipielle, detenuto e.Biscom,e del 50% di Bipielle Santander Sim detenuto dal Banco Santander. In ordine alle ultime due acquisizioni sono in corso trattative;
- trasferimento, mediante operazione di scissione, dell'azienda bancaria Banco di Chiavari in Banca Popolare di Lodi con conseguente aumento di capitale sociale della Banca Popolare di Lodi e assegnazione in concambio agli azionisti terzi del Banco di Chiavari azioni Banca Popolare di Lodi di nuova emissione nella misura di 0,62 azioni Banca Popolare di Lodi ogni numero 1 azione Banco di Chiavari e della Riviera Ligure;
- trasferimento, mediante operazione di scissione, di un complesso patrimoniale costituito dalle intere partecipazioni in Efibanca, Banca Bipielle.Net, B2Bipielle e Bipielle Santander Sim, detenute dal Gruppo

File n.°: 82-4855

mediante Bipielle Investimenti nella Banca Popolare di Lodi, con conseguente aumento di capitale sociale della Banca Popolare di Lodi e assegnazione in concambio agli azionisti terzi di Bipielle Investimenti di azioni Banca Popolare di Lodi nella misura di 0,0938 azioni Banca Popolare di Lodi ogni numero 1 azione Bipielle Investimenti;

- scorporo della rete dei promotori finanziari e relativi rapporti bancari, nonché della partecipazione in Bipielle Previdenza, di Banca Bipielle.Net in una società di nuova costituzione **(newco Bipielle.Net),** mantenendo intatto il marchio e focalizzando il *core business* nell'attività di on-banking e nella gestione della rete di promotori finanziari; lo scorporo riguarda sia la rete dei promotori sia la partecipazione di controllo in Bipielle Previdenza stante le sinergie che sussistono fra la suddetta rete commerciale e l'attività di broker di Gruppo;
- scorporo dell'attività *core* di Efibanca in una società di nuova costituzione **(newco Efibanca)** mantenendo intatto il marchio e focalizzando l'attività nel merchant banking e nell'erogazione crediti a medio e lungo termine.
- fusione nella Banca Popolare di Lodi di Banca Bipielle.Net, di Efibanca, di B2Bipielle e di Bipielle Santander Sim con conseguente aumento di capitale sociale di Banca Popolare di Lodi e assegnazione in concambio agli azionisti terzi di Banca Bipielle.Net e Efibanca di azioni Banca Popolare di Lodi di nuova emissione in misura di 2,02 azioni Banca Popolare di Lodi ogni 1 azione Efibanca e 0,17 azioni Banca Popolare di Lodi ogni 1 azione Bipielle.Net;

Le **concentrazioni in Bipielle Investimenti** verranno realizzate attraverso:

- conferimento dalla Banca Popolare di Lodi in Bipielle Investimenti delle partecipazioni delle Newco Efibanca, Newco Bipielle.Net, Bipielle Fondicri Sgr, Italfortune International Advisor con conseguente aumento di capitale di Bipielle Investimenti a favore della Banca Popolare di Lodi con esclusione del diritto d'opzione;
- scorporo dell'attività di Bipielle Ducato (credito al consumo) in una società di nuova costituzione dedicata e la successiva fusione in Bipielle Investimenti di Bipielle Ducato.

Le **concentrazioni nel Banco di Chiavari e della Riviera Ligure** verranno realizzate attraverso:

- il trasferimento della partecipazione in Bipielle Retail (pari al 34,45%), detenuta da Bipielle Investimenti, mediante scissione di Bipielle Investimenti in Banco di Chiavari e della Riviera Ligure con conseguente aumento di capitale sociale del Banco di Chiavari e assegnazione in concambio agli azionisti di Bipielle Investimenti di azioni del Banco di Chiavari di nuova emissione nella misura di 0,0174 azioni Banco di Chiavari e della Riviera Ligure ogni numero 1 azione Bipielle Investimenti;
- scorporo della partecipazione in Bipielle Retail (pari al 58,07%) nel Banco di Chiavari da parte della Banca Popolare di Lodi con conseguente aumento di capitale sociale del Banco di Chiavari a favore della Banca Popolare di Lodi con esclusione del diritto di opzione;
- scorporo delle attività bancaria posseduta dalla Banca Popolare di Crema in società di nuova costituzione, con successiva fusione in Bipielle Retail, contestualmente alla fusione di Bipielle Retail in Banco di Chiavari;
- fusione per incorporazione nella Cassa di Risparmio di Lucca della Cassa di Risparmio di Pisa e della Cassa di Risparmi di Livorno, con conseguente aumento di capitale sociale della Cassa di Risparmio di Lucca mediante emissione di nuove azioni da assegnare in concambio agli azionisti delle società incorporate. Successivamente la Cassa di Risparmio di Lucca scorpora le aziende bancarie della Cassa di Risparmi di Livorno e Cassa di Risparmio di Pisa in società di nuova costituzione (Newco Pisa – Newco Livorno), tenendo conto delle applicabili disposizione degli accordi a suo tempo conclusi con le Fondazioni delle Casse di Risparmio Toscane;
- attribuzione alle minoranze di Cassa di Risparmio di Pisa e Cassa di Risparmi di Livorno dei diritti di opzione a scambiare le proprie azioni in Cassa di Risparmio di Lucca con quelle delle rispettive società omonime di nuova costituzione;
- fusione nel Banco di Chiavari e della Riviera Ligure di Bipielle Retail e Banca Popolare di Crema con conseguente aumento di capitale sociale del Banco di Chiavari e assegnazione in concambio agli azionisti terzi di Bipielle Retail e Banca Popolare di Crema di azioni Banco di Chiavari e della Riviera Ligure di nuova emissione;

- scorporo del ramo d'azienda immobiliare dell'ex Banco di Chiavari in Bipielle Real Estate e successiva cessione della corrispondente partecipazione a Bipielle Investimenti.

Sotto il profilo industriale, il progetto consentirà al Gruppo Bipielle di proseguire i piani di razionalizzazione organizzativa e societaria finalizzati ad incrementare le sinergie tra le diverse strutture del Gruppo e focalizzare la missione delle società prodotto, migliorando l'efficienza gestionale, organizzativa e distributiva, accentuando inoltre politiche di cross selling tra società prodotto e rete distributiva.
Ad esito della realizzazione del progetto, tramite le operazioni di concentrazione e di riorganizzazione descritte, la sub-holding del settore retail, che assumerà la denominazione di **Reti Bancarie S.p.A.** (già Banco di Chiavari e della Riviera Ligure), sarà una società quotata, in modo speculare alla struttura adottata con la Bipielle Investimenti S.p.A. nel settore delle società prodotto.

Le operazioni descritte nel progetto, sottoposte alle autorizzazioni delle Autorità competenti, troveranno attuazione per quanto possibile con il 1° gennaio 2004.
Il progetto, che è stato predisposto con l'assistenza dell'advisor Lazard e, con riferimento alle operazioni straordinarie che riguardano Bipielle Investimenti, con l'assistenza del Prof. Ruozi, una volta completato porterà il Gruppo Bipielle ad assumere una nuova configurazione.

Lodi, 12 settembre 2003

Comunicato stampa

Assemblea Ordinaria e Straordinaria dei Soci della Banca Popolare di Lodi

Via libera all'aumento di capitale a servizio

dell'Opas sulla Banca Popolare di Cremona

approvati i progetti di fusione per incorporazione nella Banca Popolare di Lodi di

Bipielle Partecipazioni

Banca Bipielle Adriatico S.p.A. e Banca Popolare del Trentino S.p.A.

L'Assemblea Straordinaria e Ordinaria della Banca Popolare di Lodi, dopo aver registrato gli apprezzamenti di numerosi soci per i risultati ottenuti nel primo semestre 2003 (utile netto a 50,2 milioni di euro, +165%), ha approvato oggi all'unanimità tutti i punti all'ordine del giorno.

Per quanto riguarda la parte straordinaria l'Assemblea dei Soci ha deliberato:

- il progetto di fusione per incorporazione della controllata **Bipielle Partecipazioni S.p.A.** nella Banca Popolare di Lodi S.c.a r.l., azionista unico dell'incorporanda;
- il progetto di fusione per incorporazione delle controllate **Banca Bipielle Adriatico S.p.A.** e **Banca Popolare del Trentino S.p.A.** nella Banca Popolare di Lodi S.c.a r.l., con conseguente aumento di capitale per massimi Euro 2.395.704 mediante emissione di massime numero 798.568 azioni ordinarie da nominali Euro 3,00 cadauna, di cui:
  - massimi Euro 2.240.451 mediante emissione di massime n. 746.817 azioni da nominali Euro 3,00 cadauna, da attribuire in concambio agli azionisti di **Banca Bipielle Adriatico S.p.A.**;
  - massimi Euro 155.253 mediante emissione di massime n. 51.751 azioni da nominali Euro 3,00 cadauna, da attribuire in concambio agli azionisti di **Banca Popolare del Trentino S.p.A.**;

In merito sempre alla parte straordinaria, l'Assemblea ha inoltre approvato la proposta di aumento di capitale, in forma scindibile, con esclusione del diritto di opzione, ai sensi dell'art. 2441, comma 4, Cod. Civ., a servizio dell'Offerta Pubblica di Acquisto e Scambio sul 100% delle azioni rappresentanti il capitale sociale della **Banca Popolare di Cremona S.c.a r.l.,** per un importo nominale massimo di Euro 65.663.061 mediante emissione di massime n. 21.887.687 azioni Banca Popolare di Lodi, da nominali Euro 3,00 cadauna, godimento regolare, a fronte del conferimento di massime n. 11.167.187 azioni Banca Popolare di Cremona, rappresentanti il 33,25% del capitale sociale della stessa (il pagamento per il restante 67,75% del capitale della Banca Popolare di Cremona sarà regolato per il 33,5% in contanti e per il 33,25% in obbligazioni).

Per quanto riguarda la **parte ordinaria** l'Assemblea ha approvato la proposta di deliberazioni in materia di acquisto e dismissione di azioni proprie.

Il presidente Giovanni Benevento e l'amministratore delegato Gianpiero Fiorani hanno inoltre ribadito all'Assemblea dei Soci, come già comunicato al mercato lo scorso 12 settembre 2003, le finalità del progetto di ristrutturazione di Gruppo che porterà alla nascita di una nuova realtà quotata denominata **Reti Bancarie S.p.A.,** che controllerà le **banche-rete** del Gruppo (Cassa di Risparmio di Lucca, Cassa di Risparmio di Pisa, Cassa di Risparmi di Livorno, Banca Popolare di Crema, Banca Caripe, Banca Popolare di Mantova, Banca Valori, Bipielle Bank Suisse), mentre **Bipielle Investimenti S.p.A.** (società quotata dal 1° novembre 2002) continuerà a sovrintendere l'attività delle società prodotto del Gruppo Bipielle.

Lodi, 15 settembre 2003

BANCA POPOLARE DI LODI

Press release

Ordinary and Extraordinary Meeting of the Shareholders of Banca Popolare di Lodi
Go-ahead given to the increase in capital to service the
takeover bid for Banca Popolare di Cremona.

Approval for the merger plans for the concentration in Banca Popolare di Lodi of
Bipielle Partecipazioni, Banca Bipielle Adriatico S.p.A.
and Banca Popolare del Trentino S.p.A.

Having taken note of the appreciation shown by many shareholders for the results achieved in the 1st half of 2003 (net profit of 50.2 million euro, +165%), the Ordinary and Extraordinary Shareholders' Meeting of Banca Popolare di Lodi today unanimously approved all of the points on the agenda.

At the extraordinary meeting the shareholders resolved:
- the merger plan for **Bipielle Partecipazioni S.p.A.** to be absorbed by Banca Popolare di Lodi S.c.a r.l., its sole shareholder;
- the merger plan for the subsidiaries **Banca Bipielle Adriatico S.p.A.** and **Banca Popolare del Trentino S.p.A.** to be absorbed by Banca Popolare di Lodi S.c.a r.l., with an increase in capital of up to Euro 2,395,704 by issuing up to 798.568 ordinary shares of par value Euro 3.00 each, of which:
  - up to Euro 2,240,451 by issuing up to 746,817 shares of par value Euro 3.00 each, to be assigned to the shareholders of **Banca Bipielle Adriatico S.p.A.**;
  - up to Euro 155,253 by issuing up to 51,751 shares of par value Euro 3.00 each, to be assigned to the shareholders of **Banca Popolare del Trentino S.p.A.**;

At the extraordinary meeting, the shareholders also approved the proposed increase in capital, in one or more tranches, excluding option rights, pursuant to art. 2441.4 of the Civil Code., to service the takeover bid for 100% of the shares representing the share capital of **Banca Popolare di Cremona S.c.a r.l.,** for a total par value of up to Euro 65,663,061 by issuing up to 21,887,687 Banca Popolare di Lodi shares with a par value of Euro 3.00 each, with normal dividend rights, in exchange for the transfer of up to 11,167,187 Banca Popolare di Cremona shares representing 33.25% of its share capital (payment of the remaining 67.75% of Banca Popolare di Cremona's share capital will be settled 33.5% in cash and 33.25% in bonds).

At the **ordinary meeting**, the shareholders approved various motions concerning the purchase and sale of own shares.

The Chairman Giovanni Benevento and Chief Executive Officer Gianpiero Fiorani reiterated to the shareholders' meeting, as already communicated to the market value on 12 September 2003, the objectives *of the Group reorganisation plan, which will lead to the creation of a new listed company called* **Reti Bancarie S.p.A.,** which will control the Group's **network banks** (Cassa di Risparmio di Lucca, Cassa di Risparmio di Pisa, Cassa di Risparmi di Livorno, Banca Popolare di Crema, Banca Caripe, Banca Popolare di Mantova, Banca Valori, Bipielle Bank Suisse), while **Bipielle Investimenti** S.p.A. (a listed company from 1 November 2002) will continue to supervise the activities of the BPL Group's product companies.

Lodi, 15 September 2003